Biolase Technology, Inc.
4 Cromwell
Irvine, CA 92618
August 22, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Timothy Buchmiller

Re:	Biolase Technology, Inc. Registration Statement on Form S-3 File No. 333-175664
Dear Mr. Buchmiller:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Biolase Technology, Inc., hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:30 p.m. EST on August 25, 2011, or as soon thereafter as practicable.
     We acknowledge the following:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
August 22, 2011

     We appreciate your assistance in this matter.

Very truly yours, Biolase Technology, Inc.
By:	/s/ Federico Pignatelli
	Name:	Federico Pignatelli
	Title:	Chairman and Chief Executive Officer

cc:      Joseph McCann, SEC